FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	September	……………………………………………… ,	2023

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	September 26, 2023	By...../s/........Sachiho Tanino.........................
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Division Finance & Accounting Headquarters Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice Regarding Results of Tender Offer by Subsidiary and Plan to Make Acquired Company a Subsidiary

September 26, 2023

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 Tokyo (Prime Market) and other Stock Exchanges
Inquiries: Sachiho Tanino General Manager Consolidated Accounting Div. Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Results of Tender Offer by Subsidiary and Plan to

Make Acquired Company a Subsidiary

Canon Inc.’s subsidiary, Canon Marketing Japan Inc. (Securities code: 8060, listed on the Prime Market of the Tokyo Securities Exchange), decided at its Board of Directors meeting held on August 9, 2023, to acquire common shares in TOKYO NISSAN COMPUTER SYSTEM CO., LTD. (Securities code: 3316, listed on the Standard Market of the Tokyo Securities Exchange) through tender offer that commenced from August 10, 2023. The tender offer was completed on September 25, 2023, and the results are described in the attached document.

As a result of the tender offer, TOKYO NISSAN COMPUTER SYSTEM CO., LTD. will become a newly consolidated subsidiary of Canon Inc. and Canon Marketing Japan Inc.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

This document is an English translation of a statement written originally in Japanese.

The Japanese original should be considered as the primary version.

September 26, 2023

To whom it may concern:

Company: Canon Marketing Japan Inc.
Representative: Masachika Adachi, Representative Director and President
(Code Number:8060, Prime Market of the Tokyo Stock Exchange)
Contact: Akihiro Shirone, General Manager, Accounting Division
TEL: +81-3-6719-9074

Notice Concerning Results of Tender Offer for the Shares of Tokyo Nissan Computer

System Co., Ltd. (Securities Code: 3316) and Change in Subsidiary

Canon Marketing Japan Inc. (“Tender Offeror”) resolved at the meeting of its board of directors held on August 9, 2023 to acquire common shares (“Target Company Shares”) of Tokyo Nissan Computer System Co., Ltd. (Tokyo Stock Exchange, Inc. (“Tokyo Stock Exchange”); Standard Market, Securities Code 3316; hereinafter, “Target Company”) through a tender offer (“Tender Offer”) under the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; hereinafter, the “FIEA”), and implemented the Tender Offer as from August 10, 2023. Since the Tender Offer was completed on September 25, 2023, the Tender Offeror hereby announces as follows.

The Tender Offeror also hereby announces that, as a result of the Tender Offer, the Target Company will become a consolidated subsidiary of the Tender Offeror on October 2, 2023 (the settlement commencement date of the Tender Offer).

I.	Results of Tender Offer

1. Overview of Purchase

(1)	Name and Address of Tender Offeror
	Name:	Canon Marketing Japan Inc.
	Address:	16-6, Konan 2-chome, Minato-ku, Tokyo

(2)	Nameof Target Company
Tokyo Nissan Computer System Co., Ltd.

(3)	Classof Share Certificates to Be Purchased
Shares of common stock

(4)	Numberof Share Certificates to Be Purchased

Number of Share Certificates to Be Purchased	Minimum Number of Share Certificates to Be Purchased	Maximum Number of Share Certificates to Be Purchased

6,289,784 shares	4,193,200 shares	—

(Note 1)	If the total number of the share certificates tendered in the Tender Offer (the “Tendered Share Certificates”) falls below the minimum number of shares to be purchased (4,193,200 shares), none of the Tendered Share Certificates will be purchased. If the total number of the Tendered Share Certificates is equal to or greater than the minimum number of shares to be purchased (4,193,200 shares), all of the Tendered Share Certificates will be purchased.
(Note 2)	Since no maximum number of shares to be purchased has been established with respect to the Tender Offer, the number of shares to be purchased is indicated as 6,289,784 shares, which is the maximum number of the Target Company Shares to be purchased by the Tender Offeror in the Tender Offer. This number (6,289,784 shares) represents the total number of issued shares as of June 30, 2023 (6,300,000 shares) listed in the “First Quarter Results for FY Ending March 2024 [Japanese Accounting Standards] (Non-Consolidated)”, as announced on August 9, 2023, by the Target Company (the “Target First Quarter Results”), minus the number of the Target Company Shares held by the Tender Offeror as of August 9, 2023 (1 share) and the number of treasury shares held by the Target Company as of June 30, 2023 (10,215 shares) as listed in the Target First Quarter Results.
(Note 3)	Shares less than one share unit are also subject to the Tender Offer. In cases where holders of shares less than one share unit demand that the Target Company purchase their shares that are less than one share unit pursuant to the Companies Act (Act No. 86 of 2005, as amended), the Target Company may purchase its own shares during the period for the Tender Offer (“Tender Offer Period”) according to the procedures set forth by the relevant laws and regulations.
(Note 4)	None of the treasury shares held by the Target Company are planned to be acquired through the Tender Offer.

(5)	Period of Purchase
	(i)	Period of Purchase as of the Time of Submission of the Tender Offer Statement
From August 10, 2023 (Thursday) to September 25, 2023 (Monday) (31 business days)

	(ii)	Possibility of an Extension of the Tender Offer Period by Request of the Target Company
Not applicable.

(6)	Tender Offer Price
1,748 yen per share of common stock

2. Results of Purchase

(1)	Outcome of Tender Offer

In the Tender Offer, the condition was that the Tender Offeror would not purchase any of the Tendered Share Certificates if the total number of the Tendered Share Certificates fell below the minimum number of shares to be purchased (4,193,200 shares). Because the total number of the Tendered Share Certificates (5,863,642 shares) was equal to or greater than the minimum number of shares to be purchased (4,193,200 shares), all of the Tendered Share Certificates will be purchased as described in the public notice of the commencement of the Tender Offer and Tender Offer Registration Statement (including the matters amended by way of the Amendment to Tender Offer Registration Statement submitted thereafter).

(2)	Date of Public Notice of Results of Tender Offer, and Name of Newspaper for Public Notice

Pursuant to Article 27-13, Paragraph 1 of the FIEA, on September 26, 2023, at the Tokyo Stock Exchange, the Tender Offeror announced to the press the results of the Tender Offer, by the method prescribed in Article 9-4 of the Order for Enforcement of the Financial Instruments and Exchange Act (Government Ordinance No. 321 of 1965, as amended) and Article 30-2 of the Cabinet Office Ordinance on Disclosure Required for Tender Offer for Share Certificates, etc. by Person Other Than Issuer (Ministry of Finance Ordinance No. 38 of 1990, as amended) (the “Ordinance”).

(3)	Number of Purchased Share Certificates

Class of Shares	Number of Tendered Shares After Conversion	Number of Purchased Shares After Conversion
Share Certificates	5,863,642 shares	5,863,642 shares
Stock Acquisition Right Certificates	— shares	— shares
Bond Certificates with Stock Acquisition Rights	— shares	— shares
Trust Beneficiary Certificates for Share Certificates ( )	— shares	— shares
Depositary Receipts for Share Certificates ( )	— shares	— shares
Total	5,863,642 shares	5,863,642 shares
(Total Number of Potential Share Certificates)	—	(— shares)

(4)	Share Certificate Shareholding Ratio after the Purchase

Number of Voting Rights attached to Share Certificates held by the Tender Offeror before the Purchase	0	(Share Certificate Shareholding Ratio before the Purchase 0.00%)
Number of Voting Rights attached to Share Certificates held by Specially Related Parties before the Purchase	0	(Share Certificate Shareholding Ratio before the Purchase 0.00%)
Number of Voting Rights attached to Share Certificates held by the Tender Offeror after the Purchase	58,636	Share Certificate Shareholding Ratio after the Purchase 93.23%)
Number of Voting Rights attached to Share Certificates held by Specially Related Parties after the Purchase	0	(Share Certificate Shareholding Ratio after the Purchase 0.00%)
Number of Voting Rights of All Shareholders of the Target Company (As of March 31, 2023)	61,952

(Note 1)	“Number of Voting Rights attached to Share Certificates held by Specially Related Parties before the Purchase” and “Number of Voting Rights attached to Share Certificates held by Specially Related Parties after the Purchase” indicate the number of voting rights attached to the Share Certificates held by Specially Related Parties (other than those Specially Related Parties that are excluded from the Specially Related Parties pursuant to Article 3, Paragraph 2, Item 1 of the Ordinance in calculating the Share Certificate Shareholding Ratio under the items of Article 27-2, Paragraph 1 of the FIEA).
(Note 2)	“Number of Voting Rights attached to Share Certificates held by the Tender Offeror after the Purchase” is the number of voting rights equal to the number of voting rights attached to the Share Certificates to be purchased in the Tender Offer plus the “Number of Voting Rights attached to Share Certificates held by the Tender Offeror before the Purchase.”
(Note 3)	“Number of Voting Rights of All Shareholders of the Target Company” (as of March 31, 2023)” is the number of voting rights (on the assumption that 1 share unit is 100 shares) of all shareholders as of March 31, 2023, as described in the Annual Securities Report for the fiscal year ended March 31, 2023, that was submitted by the Target Company on June 15, 2023. However, shares that are less than one share unit are also subject to the Tender Offer, and accordingly, the “Share Certificate Shareholding Ratio before the Purchase” and the “Share Certificate Shareholding Ratio after the Purchase” are calculated using the number of voting rights (62,897) attached to 6,289,785 shares as the denominator. This number (6,289,785 shares) represents the number of issued shares as of June 30, 2023 (6,300,000 shares) listed in the Target First Quarter Results minus the number of treasury shares held by the Target Company as of June 30, 2023 (10,215 shares) as listed in the Target First Quarter Results.
(Note 4)	“Share Certificate Shareholding Ratio before the Purchase” and “Share Certificate Shareholding Ratio after the Purchase” are rounded to the nearest hundredth (0.01) percentage point.

(5)	Calculation if Purchase Will Be Conducted by Proportional Distribution
Not applicable.

(6)	Method of Settlement
	(i)	Name and Address of the Head Office of Financial Instruments Business Operator or Banks Responsible for the Settlement of Purchase
Daiwa Securities Co. Ltd. 9-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(ii)	Settlement Commencement Date
October 2, 2023 (Monday)

(iii)	Method of Settlement

A notice of purchase through the Tender Offer shall be mailed to the address or location of the shareholders who tendered their shares in the Tender Offer (the “Tendering Shareholders”) (or to the address of the standing proxy in the case of foreign shareholders) without delay after the expiration of the Tender Offer Period.

Purchase price will be paid in cash. The purchase price for the Share Certificates that have been purchased will, as designated by the Tendering Shareholders, be remitted by the Tender Offer Agent to the places designated by the Tendering Shareholders (or the standing proxy in the case of foreign shareholders) (remittance fees may be charged) or be paid to the accounts of the Tendering Shareholders used by the Tender Offer Agent to accept the tender, without delay on or after the settlement commencement date.

3. Policies after Tender Offer and Future Prospects

With respect to the policies after the Tender Offer and the future prospects, there is no change from those described in the press release titled “Notice Concerning Commencement of Tender Offer for the Shares of Tokyo Nissan Computer System Co., Ltd. (Securities Code: 3316)” issued by the Tender Offeror on August 9, 2023.

The Tender Offeror plans to implement the procedures for the purchase of all of the Target Company Shares (provided, however, the Target Company Shares held by the Tender Offeror and the treasury shares held by the Target Company shall be excluded) through a series of transactions to be conducted after the Tender Offer. Although the Target Company Shares are currently listed on the Standard Market of the Tokyo Stock Exchange, if the Tender Offeror implements such procedures, the Target Company Shares will be delisted pursuant to the prescribed procedures in accordance with the Tokyo Stock Exchange’s criteria for delisting. The procedures to be taken will be promptly disclosed by the Target Company as soon as they are determined.

4. Location at Which Copy of Tender Offer Report Is Available to Public
Canon Marketing Japan Inc. (16-6, Konan 2-chome, Minato-ku, Tokyo) Tokyo Stock Exchange, Inc. (2-1 Nihombashi Kabutocho, Chuo-ku, Tokyo)

II. Change in Subsidiary

1. Reason for Change

As a result of the Tender Offer, the Target Company will become a consolidated subsidiary of the Tender Offeror as of October 2, 2023 (the settlement commencement date of the Tender Offer).

2. Overview of the Subsidiary (the Target Company) Subject to Change

(i)	Name	Tokyo Nissan Computer System Co., Ltd.
(ii)	Location	19-19, Ebisu 1-chome, Shibuya-ku, Tokyo
(iii)	Title and Name of Representative	Kojiro Yoshimaru, Representative Director and President
(iv)	Description of Business	Information system-related business
(v)	Share Capital	867,740 thousand yen (as of June 30, 2023)
(vi)	Date of Incorporation	March 3, 1989
(vii)	Major Shareholders and Shareholding Ratios (as of March 31, 2023)	Nissan Tokyo Sales Holdings Co., Ltd.	53.89%
		Hikari Tsushin, Inc.	4.73%
		MSIP CLIENT SECURITIES (Standing proxy: Morgan Stanley MUFG Securities Co., Ltd.)	1.68%
		Shinichiro Imaizumi	1.04%
		Toshiaki Oda	0.95%
		Kojiro Yoshimaru	0.86%
		Manabu Saito	0.85%
		IC CO., LTD.	0.85%
		Naoki Takada	0.82%
		Masato Akagi	0.72%

(viii)	Relationship between the Tender Offeror and the Target Company
	Capital Relationship	As of today, the Tender Offeror owns 1 Target Company Share (Shareholding Ratio 0.00%).
	Personnel Relationship	The Tender Offeror has no personnel relationship with the Target Company.
	Business Relationship	The Tender Offeror and its two affiliated companies have a business relationship with the Target Company concerning computer-related equipment.
	Status as a Related Party	The Target Company is not a related party to the Tender Offeror.
(ix)	Target Company’s Results of Operations and Financial Position for the Past 3 Years
	Fiscal Year End	Fiscal Year Ended March 31, 2021	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2023
	Net assets	3,451,764 thousand yen	3,666,800 thousand yen	3,964,863 thousand yen
	Total assets	5,724,793 thousand yen	5,914,074 thousand yen	6,968,410 thousand yen
	Net assets per share	549.44 yen	583.42 yen	630.37 yen
	Net sales	7,471,815 thousand yen	7,152,662 thousand yen	8,099,918 thousand yen
	Operating income	376,935 thousand yen	435,942 thousand yen	605,954 thousand yen
	Ordinary income	375,522 thousand yen	459,342 thousand yen	582,501 thousand yen
	Net income	257,270 thousand yen	293,839 thousand yen	386,492 thousand yen
	Net income per share	40.96 yen	46.76 yen	61.46 yen
	Cash dividends per share	13.00 yen	15.00 yen	20.00 yen

(Note)	“(vii) Major Shareholders and Shareholding Ratios (as of March 31, 2023)” is based on “Status of Major Shareholder(s)” described in the 35th Annual Securities Report submitted by the Target Company on June 15, 2023.

3. Number of Shares Acquired, Acquisition Price, and Shares Owned before and after Acquisition
(1)	Number of Shares Owned before Change	1 share (Number of Voting Rights: 0) (Voting Rights Holding Ratio: 0.00%)
(2)	Number of Shares Acquired	5,863,642 shares (Number of Voting Rights: 58,636) (Voting Rights Holding Ratio: 93.23%)
(3)	Acquisition Price	Target Company Shares: 10,249 million yen
(4)	Number of Shares Owned after Change	5,863,643 shares (Number of Voting Rights: 58,636) (Voting Rights Holding Ratio: 93.23%)

(Note 1)	“Voting Rights Holding Ratio” is calculated using the number of voting rights (62,897) attached to 6,289,785 shares as the denominator. This number (6,289,785 shares) represents the total number of issued shares as of June 30, 2023 (6,300,000 shares) listed in the Target First Quarter Results minus the number of treasury shares held by the Target Company as of June 30, 2023 (10,215 shares) as listed in the Target First Quarter Results.
(Note 2)	“Voting Rights Holding Ratio” is rounded to the nearest hundredth (0.01) percentage point.
(Note 3)	“Acquisition Price” is rounded down to the nearest million yen. Advisory fees and other expenses are not included.

4. Schedule of Change (expected)

October 2, 2023 (Monday) (the settlement commencement date of the Tender Offer)

5. Future Prospects

The impact of the consolidation of the Target Company on the Tender Offeror’s earnings for the current fiscal year is currently under review, and the Tender Offeror will promptly disclose once the necessity of revisions to the earnings forecasts or any matters that need to be announced occur.

End of Document